

April 19, 2010

Glacier Production Exceeds 50 mmcf/d with the Commissioning of Advantage's New Gas Plant

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, April 19, 2010 – Advantage Oil and Gas Ltd. ("Advantage" or "the Company") is pleased to announce that our new 100% working interest gas plant at Glacier ("Glacier gas plant") was brought on-stream ahead of schedule with production rates exceeding 50 mmcf/d (8,300 boe/d). This milestone represents another key step in the development of our significant Montney reserves and resource potential at Glacier.

Glacier Production Exceeds 50 mmcf/d (8,300 boe/d)

➢ Construction of new facilities and gas gathering system expansions were completed ahead of schedule and on-budget leading to an earlier than anticipated commissioning of Advantage's new 100% W.I. gas plant in March 2010. The new Glacier gas plant is now operating at throughput rates between 50 to 55 mmcf/d.

➢ Our current production capability at Glacier exceeds 90 mmcf/d which includes all new wells tested to-date in both the Upper and Lower Montney zones. The plant is currently producing at its maximum capacity with a total of 19 net (28 gross) Montney wells on production. An additional 8 net (8 gross) wells, with combined production capability of 31 mmcf/d are fully equipped and will be brought on-production in the future to maintain our facilities at capacity. Five net (5 gross) additional Montney wells which were drilled in Q1 2010 will be completed and equipped for production following spring break-up. The amount of excess field production capability above our current plant capacity is a result of our successful 2009 drilling program which demonstrated well test rates that exceeded expectations and proved up a large portion of our undrilled acreage at Glacier.

➢ The completion of our Glacier gas plant will eliminate third party processing fees and is anticipated to reduce operating costs at Glacier from $8.25/boe to approximately $2.75/boe which will significantly improve the netbacks realized for our Montney gas production.

➢ A new TCPL sales gas pipeline connection was also completed and sales gas is now being delivered directly to TCPL from our Glacier gas plant.

➢ We have also retained the option to direct additional volumes to the Wembley gas plant which provides for operational flexibility.

Planning and Evaluation of Future Growth Underway

➢ We will provide additional guidance and growth plans for Glacier on or about mid-year 2010. Incorporation of recent cost data, well performance, technology improvements and economic analyses will be factored into our go forward planning and review.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: mailto:ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected economics of development with respect to the Nikanassin formation, expected production and operating costs with respect to our Glacier Phase II Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Oil & Gas Ltd. Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com.

References in this press release to test production rates, initial productivity, initial production capability, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.